ExhiBIT 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of AMMO, Inc. (the “Company”) on Amendment No. 2 to Form S-1, File No. 333-248800 of our report dated August 19, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of AMMO, Inc. and Subsidiaries as of March 31, 2020,  and for the year then ended, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

Our report on the consolidated financial statements refers to a change in the method of accounting for leases effective April 1, 2019 due to the adoption of the guidance in ASC Topic 842, Leases.

/s/ Marcum llp

Marcum llp

New York, NY

November 18, 2020